UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CELL SOURCE, INC.
(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

15114L104

(CUSIP Number)

Darlene Soave, 341 Lakewood Drive, Bloomfield Hills, Michigan 48304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15114L104	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Darlene Soave
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,591,754(1)
	8	SHARED VOTING POWER --
	9	SOLE DISPOSITIVE POWER 3,591,754(1)
	10	SHARED DISPOSITIVE POWER --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,591,754(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 1,333,340 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock and 2,000,000 shares of Common Stock issuable pursuant to the exercise of warrants.

Item 2. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to shares of common stock, $.001 par value (the “Common Stock”), of Cell Source, Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 57 West 57th Street, Suite 400, New York, New York 10019.

Item 3. Identity and Background

(a)	This Schedule 13D is filed by Darlene Soave (the “Reporting Person”).

(b)	The Reporting Person maintains an address at 341 Lakewood Drive, Bloomfield Hills, Michigan 48304.

(c)	The Reporting person is a director of the Issuer.

(d)	During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 4. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 133,334 shares of the Issuer’s Series A Convertible Preferred Stock in November 2018 for an aggregate purchase price of $1,000,000. Between June 26, 2019 and December 29, 2020, the Reporting Person received a total of 258,414 shares of the Issuer’s Common Stock as payment of in-kind dividends on the Series A Convertible preferred Stock. Between June 19, 2020 and March 2, 2021, the reporting person was issued warrants (the “Warrants”) to purchase a total of 2,000,000 shares of the Issuer’s Common Stock at an exercise price of $1.25 per share in accordance with the terms of a promissory note (the “Note”) pursuant to which the Reporting Person has made loans in the aggregate principal amount of $2,500,000. The purchase of the shares of Series A Convertible Preferred Stock and the loans made pursuant to the Note were funded from the personal funds of the Reporting Person.

Item 5. Purposes of Transactions

The Reporting Person purchased the shares of Series A Convertible Preferred Stock, the Note and Warrants and acquired the shares of Common Stock issued as dividends on the Series A Convertible preferred Stock for investment purposes.

Page 3 of 6 Pages

The Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act, as amended or (j) any action similar to those enumerated above; however, the Reporting Person at any time and from time to time, may acquire additional securities or dispose of any or all of the securities owned by her depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

Item 6. Interest in Securities of the Issuer

(a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person as of the date of this Schedule 13D is 3,591,754 shares, or approximately 9.9% of the class of securities identified in Item 1 based on 32,663,482 shares of Common Stock outstanding as of April 9, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020.

(b) The number of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in Items 7 to 10 of page 2 of this Schedule 13D and such information is incorporated herein by reference.

(c) Except as described above, the Reporting Person has not had any transactions in the class of securities reported herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Except as described above, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Page 4 of 6 Pages

Item 8. Material to be Filed as Exhibits

1.	Form of Warrant issued to the Reporting Person.

2.	Amended and Restated Convertible Promissory Note issued by the Issuer to the Reporting Person.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2021	/s/ Darlene Soave
Darlene Soave

Page 6 of 6 Pages